UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 7)

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2006, as amended on May 10, 2006, May 17, 2006, May 23, 2006, May 31, 2006, June 5, 2006 and June 7, 2006 (as previously filed with the SEC, the “Schedule 14D-9”), by Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”), relating to the tender offer made by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), as set forth in a Tender Offer Statement filed by Offeror, Parent and Oracle on Schedule TO, dated April 25, 2006, as amended on May 12, 2006, May 19, 2006, May 23, 2006, June 1, 2006 and June 7, 2006 (as previously filed with the SEC, the “Schedule TO”), to pay $4.90 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 7, except that such information is hereby amended and/or supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

The last paragraph of subsection (b) of Item 4 captioned “Background”, which was inserted through Amendment No. 6 to the Schedule 14D-9, is hereby amended and supplemented by adding the following:

On June 7, 2006, Oracle announced that Offeror had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Tuesday, June 20, 2006. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 6, 2006. The depositary for the Offer had advised Parent and Offeror that, as of 12:00 midnight, New York City time, on June 6, 2006, an aggregate of approximately 23.2 million Shares had been tendered and not withdrawn from the Offer. While the 23.2 million tendered Shares represented approximately 53.7% of the Company’s then outstanding Shares, Offeror did not consummate the Offer at that time because a sufficient number of Shares had not been tendered to satisfy the minimum condition.

Under the terms of the Merger Agreement, and as described in the Offer to Purchase, the minimum condition to the Offer was a condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus (y) all Shares issued or issuable upon the exercise of all then outstanding Company options with an exercise price that is equal to or less than $6.00, plus (z) all Shares issued or issuable upon the exercise, conversion or exchange of any other securities or other rights (other than the Company options) that are exercisable, convertible or exchangeable for Shares. As a result of including Shares that were issuable upon the exercise of certain Company options in the minimum condition (even though such Shares were not actually outstanding), the Offer was conditioned upon the tender of approximately 57% of the Company’s outstanding Shares. The minimum condition was so defined in order to increase the likelihood that following the consummation of the Offer, Offeror would continue to hold a majority of the outstanding Shares until the completion of the related Merger even if some holders of Company options exercised their options prior to the consummation of the related Merger.

Shortly following the extension of the Offer until midnight, New York City time, on Tuesday, June 20, 2006, the parties discussed the purpose of the original structure of the minimum condition and the fact that the minimum condition was preventing the Company and Offeror from consummating the Offer even though the holders of a majority of the Company’s outstanding Shares had tendered their Shares in the Offer. During these discussions, Oracle suggested that the parties amend the minimum condition to reflect a majority of the Company’s outstanding Shares, thereby enabling such holders to determine the outcome of the Offer. In doing so, Oracle expressed its belief that if a majority of the Company’s outstanding Shares were tendered in the Offer, and Offeror thereafter consummated the Offer, in all likelihood Offeror would retain a majority of the Company’s outstanding Shares through the consummation of the related Merger, primarily because the Company’s option holders would be unable to exercise their options generally unless the Company has an effective registration statement on Form S-8 covering such options. Under applicable SEC rules and regulations, the Company cannot file an effective registration statement on Form S-8 until it has filed all required reports under the Securities Exchange Act of 1934, as amended, which the Company may be unable to do prior to the consummation of the Merger, and the Company’s existing Forms S-8 may no longer be effective given the passage of time since the Company filed all such required reports. While the Company’s option holders could exercise such options under Regulation D under the Securities Act of 1933, as amended, Oracle does not believe that would be likely, given that few, if any, of such holders qualify as accredited investors and because any Shares so acquired would be restricted securities. Consequently, Oracle no longer believes that including Shares issued or issuable upon the exercise, conversion or exchange of the Company’s options and other securities within the definition of the minimum condition is necessary to ensure that it will maintain control over a majority of the outstanding Shares following the consummation of the Offer and prior to the consummation of the related Merger.

On June 8, 2006, the Company’s Board of Directors convened a meeting during which it discussed the status of the Offer and Oracle’s suggestion that the parties amend the minimum condition. Representatives of the Company’s senior management and legal and financial advisors also attended this meeting. During the meeting, the Board of Directors considered, among other things, the background and purpose of the minimum condition, the Company’s current business performance and outlook in light of the pending Offer, the Company’s business prospects if the Offer were not consummated, the likelihood of another buyer acquiring the Company if the Offer were not consummated, the issues raised by Berggruen Holdings in various letters to the Company as well as the Company’s recent meeting with representatives of Berggruen Holdings, and the Company’s obligations under the Merger Agreement. After considering these matters, the Board determined to further explore with Oracle not only the suggested amendment to the minimum condition but also the possibility that Oracle could raise the Offer Price as a means to encourage more stockholders to tender their Shares in the Offer.

On June 9, 2006, Messrs. Moran and Bond, two of the Company’s directors, met with Ms. Katz, Oracle’s President and Chief Financial Officer and Mr. Kehring, Oracle’s Senior Vice President for Corporate Development, to discuss the status of the Offer and Oracle’s suggestion that the parties amend the minimum condition. During this meeting, the parties discussed whether Oracle would consider increasing the Offer Price as a further inducement to encourage the Company’s stockholders to tender their Shares in the Offer. Oracle refused to increase the Offer Price and indicated that it did not intend to do so even if the revised minimum condition were not satisfied.

On June 11, 2006, the Company’s Board of Directors convened a meeting to consider the status of the Offer and the June 9 meeting with Oracle. Representatives of the Company’s senior management and legal and financial advisors also attended this meeting. During this meeting, Messrs. Moran and Bond apprised the full Board of their discussions with Oracle’s representatives on June 9. The Board of Directors then again reviewed and considered the issues that it had previously discussed during its meeting on June 8. In particular, the Board considered the following:

•	That minimum condition was originally structured at Oracle’s request to include Shares issuable upon the exercise of certain Company options (even though such Shares were not actually outstanding) in order to ensure that Oracle would retain control over a majority of the outstanding Shares following the consummation of the Offer and prior to the consummation of the related Merger. Subsequently, Oracle indicated a desire to revise the minimum condition in order to ensure that the holders of a majority of the Shares actually outstanding could determine the outcome of the Offer.

•	The Company is encountering delays in booking new orders likely attributable to customer uncertainty resulting from the pending transaction with Oracle. The Company is also experiencing an increase in employee attrition in finance and accounting, which is adversely affecting the Company’s ability to improve and maintain its internal controls and file delinquent financial reports with the SEC. These factors exacerbated the many challenges the Company faces as a stand-alone entity, as more fully described elsewhere in this Schedule 14D-9.

•	While other potential buyers may be interested in acquiring the Company if the Offer and the related Merger are not consummated, they are unlikely to acquire the Company for a price that equals or exceeds the Offer Price of $4.90 per Share, primarily due to the factors described in the preceding bullet point. In addition, to complete a transaction with an alternative buyer, the Company would face the prospect of restarting the lengthy sale process it recently concluded and negotiating the terms and conditions of a transaction agreement with a new buyer, all of which would involve considerable execution risk, consume considerable time and management attention while placing additional strain on the Company’s business performance and prospects.

•	During the Company’s sale process, no third party proposed any alternative transaction structure, including any transaction of the nature outlined by Berggruen Holdings in its publicly filed letters to the Company. Since the announcement of the Company’s agreement with Oracle and the commencement of the Offer, as well as Berggruen Holdings’ publicly filed letters to the Company, no third party has approached the Company to discuss an alternative transaction. Notwithstanding the absence of any third parties interested in exploring an alternative transaction with the Company, representatives of the Company recently met with representatives of Berggruen Holdings to discuss their letters to the Company and the transactions outlined therein. Based on the foregoing and the Company’s meeting with Berggruen Holdings, the Board of Directors does not believe that the transactions that Berggruen Holdings has publicly outlined present a viable or more valuable alternative to the transaction contemplated by the Merger Agreement The Board bases its view primarily on the fact that there do not appear to be any third parties interested in exploring such a transaction, as well as the inherent risks associated with selling all of the Company’s assets while leaving the remaining public shell company with all of the Company’s residual public reporting obligations and delinquencies, and the questionable availability and value of the net operating losses that appear to form the basis of Berggruen Holdings’ outlined transaction.

The Board of Directors believes that revising the minimum condition in this manner is in the stockholders best interest because it will ensure that the holders of a majority of the outstanding Shares determine the Company’s future in light of the many challenges the Company faces if the Offer and the related Merger are not consummated. On the basis of the foregoing considerations, the Board determined to approve an amendment to the Merger Agreement pursuant to which the minimum condition would be revised to include a majority of the outstanding Shares at the expiration of the Offer. On June 13, 2006, the Company, Parent and Offeror entered into such an amendment to the Merger Agreement.

Item 9.	Materials to be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit Number	Description
(e)(25)	Amendment No. 1, dated as of June 13, 2006, to the Agreement and Plan of Merger, dated as of April 11, 2006, by and among Oracle Systems Corporation, Potter Acquisition Corporation and Portal Software, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH
Dated: June 13, 2006	Larry Bercovich SVP, General Counsel & Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(e)(25)	Amendment No. 1, dated as of June 13, 2006, to the Agreement and Plan of Merger, dated as of April 11, 2006, by and among Oracle Systems Corporation, Potter Acquisition Corporation and Portal Software, Inc.